SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 0-30050

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Peoples Financial Corporation Employee Stock Ownership Plan and Trust
Howard and Lameuse Avenues
Biloxi, Mississippi 39533

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Peoples Financial Corporation
Howard and Lameuse Avenues
Biloxi, Mississippi 39533

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Peoples Financial Corporation Employee Stock Ownership Plan and Trust

Name of plan

Date March 27, 2007

Thomas H. Wicks

The Asset Management and Trust Division Of The Peoples Bank, Biloxi, Mississippi,

Trustee

By: Thomas H. Wicks, Trust Officer,

The Peoples Bank, Biloxi, Mississippi

END